SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North, Suite 600

Birmingham, AL 35203

(205) 987-5577

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,763,493
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,763,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,763,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.64%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,763,493
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,763,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,763,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.64%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,412,420
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,412,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,412,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.04%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,412,420
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,412,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,412,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.04%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,175,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,175,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,175,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%
14	TYPE OF REPORTING PERSON IA, CO

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,175,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,175,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,175,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,175,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,175,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,175,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,175,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,175,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,175,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,175,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,175,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,175,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (the “Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D, filed with the Securities and Exchange Commission on April 8, 2019 as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 27, 2021 Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP sent a letter to the independent members of the Board of the Issuer, urging them (i) to make corporate governance changes that ensure newly appointed CEO, Hamid Erfanian, will have the authority to manage the business without interference from Dr. Rabbani; and (ii) to fulfill his or her fiduciary duties and represent the interests of all shareholders. The foregoing summary of the letter is qualified by reference to the entirety of the letter, a copy of which is attached as Exhibit 12.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Amendment No. 14 are calculated based upon 48,471,771 shares of Common Stock outstanding as of October 11, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended July 31, 2021, filed with the Securities and Exchange Commission on October 12, 2021.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transaction in the Common Stock within the past sixty days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 12:	Letter to the Board of the Issuer, dated October 27, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2021	Harbert Discovery Fund, LP
By: Harbert Discovery Fund GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough____________________ Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough___________________ Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP
By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough__________________ Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough ___________________ Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.
By: /s/ John McCullough___________________ Executive Vice President and General Counsel
Harbert Management Corporation
By: /s/ John McCullough___________________ Executive Vice President and General Counsel
By: /s/ Jack Bryant______________________ Jack Bryant

By: /s/ Kenan Lucas______________________ Kenan Lucas

By: /s/ Raymond Harbert__________________ Raymond Harbert

EXHIBIT 12

October 27, 2021

Harbert Discovery Fund Issues Letter to the Independent Directors of Enzo Biochem, Inc.

Birmingham, AL, October 27, 2021 – Harbert Discovery Fund demands the Board engage in genuine discussions with shareholders who have nominated director candidates in order to avoid the excessive expenses of a contested election.

Harbert Discovery Fund urges the Board to make corporate governance changes that ensure newly appointed CEO Hamid Erfanian will have the authority to manage the business in the best interest of all shareholders, without interference from Dr. Rabbani.

Harbert Discovery Fund calls for a substantive update on the Cain Brothers strategic review process.

Birmingham, AL

Enzo Biochem, Inc.

Dr. Mary Tagliaferri, Director

Dr. Ian Walters, Director

Rebecca Fischer, Director

Dov Perlysky, Director

60 Executive Boulevard

Farmingdale, NY 11735

Independent Directors of the Board,

We are writing to urge that the Enzo Biochem, Inc. (“Enzo” or the “Company”) Board of Directors (the “Board”) immediately provide a substantive update on the Cain Brothers strategic review process and engage in genuine discussions with the shareholders who have nominated directors in order to reach a negotiated settlement agreement to show shareholders that:

1.	Newly-appointed CEO Hamid Erfanian will have the authority traditionally afforded to the CEO to manage the business (without interference from Dr. Rabbani); and
2.	You are independent directors and not under the control of Dr. Rabbani, and that each director will fulfill his or her fiduciary duties and truly represent the interests of all shareholders.

On October 18, Enzo announced the appointment of Hamid Erfanian as Chief Executive Officer. Based on publicly available information Mr. Erfanian may be qualified, with relevant experience for Enzo’s “Products” or “Life Sciences” segment. Unfortunately, there has been no assurance made to shareholders that Mr. Erfanian will have the authority commonly expected of a CEO, without interference from Dr. Rabbani. While the Company went out of its way to stress that Dr. Rabbani will remain as Chairman of the Board, the Company did not announce whether Mr. Erfanian will be on the Board. Even more troublesome is the announcement of a newly-created Chief Scientific Officer role for Dr. Rabbani without any information about the timing of Dr. Rabbani’s retirement. We believe that Mr. Erfanian will not be able to truly fulfill his mandate as CEO so long as he has to report to a Board dominated by a subordinate.

It is now compulsory on the Independent Directors of the Board to take the necessary steps in order to best position Mr. Erfanian for success. The Board should provide clarity that Mr. Erfanian will have the full authority commonly expected of a CEO, and will not suffer interference from Dr. Rabbani. To that end we note that it is extremely unusual for the CEO of a public company not to be on the board of directors.

Further to empowering Mr. Erfanian to be as successful as possible and create value for all shareholders, the Board should seek to avoid all unnecessary and wasteful expenses associated with another contested election. Refusing to genuinely engage with shareholders is particularly indefensible given the Company’s history and shareholder base. This is the third year in a row that Enzo has faced opposing shareholder nominations, and we believe it is extremely likely that the Company’s slate would lose a contested election based on the Company’s limited support in prior elections and the lack of support for the current Board in the shareholder base.

Consider the below information as you evaluate whether it is in shareholders’ best interests to spend Company resources pursuing a contested election instead of reaching an amicable settlement with shareholders who have publicly indicated a willingness to do so.[1]

•	At the Annual Meeting held January 4, 2021 Dr. Rabbani, who was unopposed, only received votes “for” from 10.5 million shares out of 30.8 million shares that were present
•	At the Annual Meeting held February 25, 2020, Rebecca Fischer, who was unopposed, only received votes “for” from 12.3 million shares out of 39.9 million that were present
•	At the Annual Meeting held February 25, 2020, Barry Weiner, who was unopposed, but whose election would have been dependent on expanding the number of directors on the Board, only received votes “for” from 7.7 million shares out of 39.9 million that were present
•	At the Annual Meeting held February 25, 2020, the Company’s proposal to expand the size of the Board, which was contested, received 21.8 million votes “against” and 11.6 million votes “for”
•	Currently, 13D filers own 29.6% of the shares outstanding
•	At the Annual Meeting held January 4, 2021 13D filers held roughly 17.5% of shares outstanding
•	At the Annual Meeting held February 25, 2020 13D filers held roughly 11.8% of the shares outstanding

We believe refusing to engage with shareholders to reach a settlement would be a clear misuse of Company resources and would represent a violation of the Directors’ fiduciary duties. Notably, in fiscal 2021 and fiscal 2020, legal and related expenses were $4.7 million and $6.7 million, respectively[2]. The largest factor cited in Enzo’s 10-K was the contested proxy contests.

Facing the high probability of continued high expenses and losing the election, we believe it is incumbent upon the Independent Directors of the Board to avoid further waste of the Company’s resources by immediately reaching a settlement agreement with the shareholders running contested slates.

In conjunction with a settlement with shareholders who have nominated directors, we call on the Board to take actions that would publicly assure all Enzo stakeholders that Mr. Erfanian will have the full authority expected of a CEO, and will not face interference from Dr. Rabbani. Among other actions this would include:

•	Publicly announcing Dr. Rabbani’s retirement date (from the Board and as Chief Scientific Officer)
•	Publicly announcing Barry Weiner’s immediate retirement
•	Appointing Mr. Erfanian to the Board
•	Naming a new Independent Chairman
•	Declassifying the Board
•	Adding two of the director candidates shareholders have nominated to the Board
•	Announcing the resignations of Dov Perlysky and Rebecca Fischer from the Board

We believe declassifying the Board requires a supermajority shareholder vote. Additionally, to the extent it is required to temporarily expand the Board to six directors in order to accommodate the shareholders that have nominated director candidates, and add Mr. Erfanian to the Board, then we believe that would also require a supermajority shareholder vote. As a result, our support will be critical to the success of any settlement discussion the Company enters into with the shareholders that have nominated directors. To that end, we encourage you to contact us at the appropriate time.

Additionally, the Board should provide a meaningful update on the Cain Brothers strategic review process which goes well beyond the small mention of the engagement on the October 12 earnings call. To date the Company has neither stated what alternatives remain under consideration, nor provided any expected timeline for the conclusion of the process. Given Mr. Erfanian’s skillset, we believe part of the strategic review process should involve the consideration of a sale of the Clinical Lab and/or Therapeutics division. A sale of the Clinical Lab and the Therapeutics segment would allow Mr. Erfanian to focus 100% of his efforts on the Life Sciences segment which is most relevant to his background. As we have noted previously, we believe there are strategic buyers interested in the Lab and/or the whole Company. With the amount of time that has passed since the Cain Brothers engagement, these acquirers should have had ample time to complete their diligence and may have even provided indications of interest to acquire the Lab segment or the Company outright.

Independent Directors, it is time to stop fighting and work with shareholders to resolve the Company’s numerous corporate governance deficiencies, in order to realize Enzo’s potential. Based on the makeup of the shareholder base, we believe avoiding engagement with shareholders simply delays the inevitable and wastes the Company’s valuable resources.

Don’t lose sight of what is at stake for all Enzo shareholders. Enzo is currently trading at ~1.0x sales compared to peer labs that trade at ~2.0x sales and peer life sciences companies that trade at a median of ~4.0x sales, with some of the better performing, faster growing peers exceeding 10.0x sales. We believe Enzo’s discount to these peers is a direct result of Dr. Rabbani’s disdain for shareholders and refusal to accept the reality that he only owns 3.8% of the Company. By resolving the corporate governance deficiencies and finalizing the Cain Brothers strategic engagement, you have potential to create substantial value for all shareholders. Wasting this opportunity in order to protect Dr. Rabbani’s interests for at most two more months would be indefensible.

Sincerely,

Harbert Discovery Fund, LP

Harbert Discovery Co-Investment Fund I, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-Investment Fund I GP, LLC

Important Disclosure

THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. (“ENZO”). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO’S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (HDF)

HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach.

About Harbert Management Corporation (HMC)

HMC is an alternative asset management firm with approximately $7.9 billion in regulatory assets under management as of October 1, 2021. HMC currently sponsors nine distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

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[1] All voting and ownership data per SEC filings and Bloomberg.

[2] Company 10-K.